SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 2, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A. ANNOUNCES PRICING OF NOTES OFFERING UNDER
MEDIUM-TERM NOTE PROGRAM

City of Buenos Aires, Argentina, November 1, 2016 - Banco Macro S.A. (NYSE:BMA; BCBA:BMA) announced today that it has priced an offering of US$400 million of its Subordinated Resettable Notes due 2026 ( the “Notes”). The Notes will accrue interest at a fixed annual rate equal to 6.750% until, but excluding, November 4, 2021, and thereafter at an annual rate equal to the Benchmark Reset Rate plus 5.463%. The offering is part of a new financing program for the issuance by Banco Macro from time to time of up to US$1,000 million aggregate principal amount of debt securities outstanding at any time. The Notes were offered to investors at a price of 100% of the principal amount. Banco Macro intends to use the net proceeds from the offering of the Notes to refinance certain outstanding debt, to make loans in accordance with Central Bank guidelines and for general working capital in Argentina.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The Notes may not be offered or sold within the U.S. or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. This announcement is not an offer to sell or a solicitation of an offer to buy such debt securities and is issued pursuant to Rule 135c of the Securities Act.

This press release is available under the “Financial Information/Press Releases” section, or, in the Spanish version under “Información Financiera/Comunicados de Prensa”, of Banco Macro’s Investor Relations web site.

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs and expectations. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: changes in general economic, business, political or legal conditions in Argentina and worldwide; effects of the global financial markets and economic crisis; deterioration in regional business and economic conditions; changes in interest rates; government intervention and regulation (including banking and tax regulations) and adverse legal or regulatory disputes or proceedings.

These forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” “would,” or other similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

IR Contact in Buenos Aires:
Jorge Scarinci | Finance & IR Manager
Ines Lanusse | Investor Relations
E-mail: investorelations@macro.com.ar | Phone: (5411) 5222 6682

About
Banco Macro S.A (NYSE: BMA; Buenos Aires: BMA) is a universal bank, with focus in low & mid-income individuals and small & mid-sized companies. The Bank started operating in 1985 as non-banking financial institution and today has grown to be the private local bank with the largest branch network in the country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 2, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager